February 27, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, NE
Washington, DC 20549
Attention: Ibolya Ignat & Mary Mast
Re: Spark Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 27, 2018
Form 10-Q for the Quarterly Period Ended September 30, 2018
Filed November 6, 2018
File No. 001-36819

Dear Ms. Ignat and Ms. Mast,
We are in receipt of the letter to Stephen Webster from the staff of the Division of Corporation Finance Office of Healthcare & Insurance (the “Staff”) to Spark Therapeutics, Inc. (the “Company” or “we”) dated February 25, 2019 (the “Letter”) regarding the Staff’s review of the Company’s Form 10-K for the fiscal year ended December 31, 2017 filed February 27, 2018 (the “Form 10-K”) and Form 10-Q for the quarterly period ended September 30, 2018 filed November 6, 2018 (the “Form 10-Q”). The Staff has requested certain additional information about the Form 10-Q, which we have provided below, along with the question from the Staff.
Form 10-Q for the Quarterly Period Ended September 30, 2018
Notes to the Consolidated Financial Statements
(14) Collaboration and license agreements

1.	We have reviewed your response to comment one. Please address the following so we may further evaluate your response:

•	Explain how you considered the contract duration guidance in ASC 606-10-25-3 which states that the guidance in this Topic should be applied to the duration of the contract (that is, the contractual period) in which the parties to the contract have present enforceable rights and obligations. In this regard, it would appear that the enforceable rights and obligations under these contracts began at their effective date in January 2018. Accordingly, it is unclear to us why an overtime measurement of your performance obligation would not be recognized over the entire contractual period.

Under ASC 606-10-55-16, measuring an entity’s progress toward complete satisfaction of a performance obligation satisfied over time can be measured using either an output method or an input method.  The License Agreement could not have been entered into without the Supply Agreement, as any commercialization rights licensed under the License Agreement cannot be realized without the supply of the product, and the Company is the only entity that can supply the product. The Company determined that this combined performance obligation under the License and Supply Agreements, should be recognized using an output method to measure the progress toward completion of the supply.   The Company will use the number of vials produced over the contract period as the unit of measure for performance as the Company believes vials to be produced depicts the best measure of transfer of control to Novartis.  As the production of vials under the Supply Agreement had not yet commenced as of December 31, 2018, we did not record any progress toward completion of the performance obligation in 2018 and therefore the entire transaction price was recorded as deferred revenue.

•	Please clarify if the technical development activity under Section 4 of Exhibit 10.37 of the agreement in the Form 10-K is a performance obligation and why or why not.

The Company does not consider the technical development activity under Section 4.2 of Exhibit 10.37 a performance obligation. The Technical Development activity described in Section 4.2(i) and (ii) in the License Agreement was included to ensure that the stability work, which was substantially completed in the United States, would provide benefit to and be shared with EMA and subsequently support Novartis’ product development activities. When the Company received marketing approval from FDA in December 2017, FDA included a post-marketing commitment that the Company run two additional long-term stability batches. The Company commenced this work prior to the entry into the License and Supply Agreements in order to meet its FDA commitments and would be providing its results to both FDA and EMA. This work was to support and to potentially extend the shelf-life of LUXTURNA. The Company did not, nor will, charge Novartis for the stability runs, as the extension of the shelf life benefits both parties. The Company believes this is not a performance obligation but a logical use of technical information to benefit the worldwide availability of LUXTURNA. Section 4.2(iii) described potential life cycle management work to be completed. This included two non-material pieces of work. One was to transfer assays from a lab in the United Kingdom to a lab in the European Union, in response to any Brexit concerns, and the second was to consider how to reduce fill volume in the drug product manufacturing process, which project was abandoned. The Technical Development activity described in Section 4.2 was not intended to be, and did not serve as, a performance obligation in 2018. The Supply of the product, so that it could be commercialized by Novartis was and is a significant performance obligation.
We would like to thank the Staff for its comments and consideration of our responses. Please contact me at joseph.labarge@sparktx.com, 215-220-9330; Stephen Webster, Chief Financial Officer at Stephen.webster@sparktx.com, 215-220-9327 or Tracy Dowling, Associate General Counsel at tracy.dowling@sparktx.com, 215-282-7565, with any questions or comments.

Sincerely,

/s/ Joseph W. La Barge
Joseph W. La Barge
Chief Legal Officer
Spark Therapeutics, Inc.